                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 1)*

                        TCI SATELLITE ENTERTAINMENT, INC.
                       -----------------------------------
                                (NAME OF ISSUER)

1. TCI Satellite Entertainment, Inc. Series A Common Stock, par value $1.00 per share ("Series A Common Stock")

2. TCI Satellite Entertainment, Inc. Series B Common Stock, par value $1.00 per share ("Series B Common Stock")

                       -----------------------------------
                         (TITLE OF CLASS OF SECURITIES)

1.   Series A Common Stock                                             872298104
2.   Series B Common Stock                                             872298203

                       -----------------------------------
                                 (CUSIP NUMBER)

                             Raymond L. Sutton, Jr.
                              Baker & Hostetler LLP
                        303 East 17th Avenue, Suite 1100
                             Denver, Colorado 80203
--------------------------------------------------------------------------------
(NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICES AND
                                 COMMUNICATIONS)

                                 October 8, 1998

-----------------------------------------------------------------------
             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. / /

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                            Exhibit Index on Page A-1

                                   CUSIP Nos.


Series A Common Stock:                                                                                    872298104
Series B Common Stock:                                                                                    872298203

---------------------------------------------------------------------------------------------------------------------
             1)   Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only)
                  Estate of Betsy Magness
---------------------------------------------------------------------------------------------------------------------
             2)   Check the Appropriate Box if a Member of a Group (See Instructions)
                  (a)   / /
                  (b)   /X/
---------------------------------------------------------------------------------------------------------------------
             3)   SEC Use Only
---------------------------------------------------------------------------------------------------------------------
             4)   Source of Funds (See Instructions)          N/A See Item 3 above.
---------------------------------------------------------------------------------------------------------------------
             5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) / /
---------------------------------------------------------------------------------------------------------------------
             6)   Citizenship or Place of Organization        Colorado
---------------------------------------------------------------------------------------------------------------------
                   7) Sole Voting Power           Series A Common Stock                                   845,155(1)
                                                  Series B Common Stock                                   634,621(2)
Number of Shares
                   --------------------------------------------------------------------------------------------------
   Beneficially    8) Shared Voting Power         Series A Common Stock                                            0
                                                  Series B Common Stock                                            0
  Owned by Each
                   --------------------------------------------------------------------------------------------------
Reporting Person   9) Sole Dispositive Power      Series A Common Stock                                   845,155(1)
                                                  Series B Common Stock                                   634,621(2)
      With
                   --------------------------------------------------------------------------------------------------
                   10) Shared Dispositive Power   Series A Common Stock                                            0
                                                  Series B Common Stock                                            0

---------------------------------------------------------------------------------------------------------------------
                   11) Aggregate Amount Beneficially Owned by Reporting Person
                                                  Series A Common Stock                                   845,155(1)
                                                  Series B Common Stock                                   634,621(2)

---------------------------------------------------------------------------------------------------------------------
           Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)                   / /
---------------------------------------------------------------------------------------------------------------------
           13)  Percent of Class Represented by Amount in Row (11)
                  1.4% of Series A Common Stock
                  7.5% of Series B Common Stock

---------------------------------------------------------------------------------------------------------------------
           14)    Type of Reporting Person (See Instructions)    OO
---------------------------------------------------------------------------------------------------------------------

                  (1) Series B Common Stock is convertible at any time on a
            one-for-one basis into Series A Common Stock. SEE Item 5 below. The numbers of shares of Series A Common Stock shown in rows 7 through 11 above assume that the shares of Series B Common Stock shown in rows 7 through 11 above have been converted into shares of Series A Common Stock.

                  (2) SEE Item 5.

ITEM 1.  SECURITY AND ISSUER

    Kim Magness, as the personal representative of the Estate of Betsy Magness (the "Betsy Magness Estate"), hereby amends and supplements the statement on
Schedule 13D (the "Statement") with respect to the following shares of stock of TCI Satellite Entertainment, Inc. beneficially owned by the Betsy Magness
Estate:

    1. TCI Satellite Entertainment, Inc. Series A Common Stock, par value $1.00 per share ("Series A Common Stock"); and

    2. TCI Satellite Entertainment, Inc. Series B Common Stock, par value $1.00 per share ("Series B Common Stock).

The issuer of the Series A Common Stock and the Series B Common Stock (collectively, the "Company Securities") is TCI Satellite Entertainment, Inc. (the "Company") whose principal executive offices are located at 8085 South Chester, Englewood, Colorado 80112.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

    Item 3 of the Statement is hereby amended and supplemented by adding the following:

    On October 8, 1998, the Betsy Magness Estate transferred, among other securities, the following Company Securities (representing all the Company Securities held by the Betsy Magness Estate) to Magness Securities, LLC (the "Magness LLC") in exchange for a 100% membership interest in the Magness LLC:


    SHARES                       CLASS
    ------                       -----
    210,534                      Series A Common Stock
    634,621                      Series B Common Stock

    As the sole member of the Magness LLC, the Betsy Magness Estate is deemed to beneficially own such Company Securities and maintains sole voting and dispositive power.

ITEM 4.  PURPOSE OF TRANSACTION

    Item 4 of the Statement is hereby amended and supplemented by adding the following:

    On October 8, 1998, the Betsy Magness Estate transferred, among other securities, the following Company Securities (representing all the Company Securities held by the Betsy Magness Estate) to the Magness LLC in exchange for a 100% membership interest in the Magness LLC:


    SHARES                       CLASS
    ------                       -----
    210,534                      Series A Common Stock
    634,621                      Series B Common Stock

    As the sole member of the Magness LLC, the Betsy Magness Estate is deemed to beneficially own such Company Securities and maintains sole voting and dispositive power.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

    Footnote 1 to Item 5(a) of the Statement is hereby replaced in its entirety with the following:

(1) Based on 59,280,466 shares of Series A Common Stock and 8,465,324 shares of Series B Common Stock outstanding on July 31, 1998.

    Footnote 2 to Item 5(a) of the Statement is hereby amended and supplemented by adding the following:

(2) These securities are held directly by the Magness LLC. See Item 4.

    On October 8, 1998, the Betsy Magness Estate transferred, among other securities, the following Company Securities (representing all the Company Securities held by the Betsy Magness Estate) to the Magness LLC in exchange for a 100% membership interest in the Magness LLC:


    Shares                       Class
    ------                       -----
    210,534                      Series A Common Stock
    634,621                      Series B Common Stock

    As the sole member of the Magness LLC, the Betsy Magness Estate is deemed to beneficially own such Company Securities and maintains sole voting and dispositive power.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated:  October 8, 1998


ESTATE OF BETSY MAGNESS



    /s/ Kim Magness
---------------------------------------------
By: Kim Magness, as Personal Representative